


20170198

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 13, 2017

Marc S. Gerber
Skadden, Arps, Slate, Meagher & Flom LLP
marc.gerber@skadden.com

Re: Edwards Lifesciences Corporation
Incoming letter dated February 27, 2017

Dear Mr. Gerber:

This is in response to your letter dated February 27, 2017 concerning the shareholder proposal submitted to Edwards Lifesciences by John Chevedden. We also have received a letter from the proponent dated March 7, 2017. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: John Chevedden
***FISMA & OMB Memorandum M-07-16***

March 13, 2017

**Response of the Office of Chief Counsel**
**Division of Corporation Finance**

Re: Edwards Lifesciences Corporation
Incoming letter dated February 27, 2017

The proposal requests that the board take the steps necessary to enable at least 50 shareholders to aggregate their shares for purposes of proxy access.

There appears to be some basis for your view that Edwards Lifesciences may exclude the proposal under rule 14a-8(i)(10). Based on the information you have presented, it appears that Edwards Lifesciences' policies, practices and procedures compare favorably with the guidelines of the proposal and that Edwards Lifesciences has, therefore, substantially implemented the proposal. Accordingly, we will not recommend enforcement action to the Commission if Edwards Lifesciences omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

We note that Edwards Lifesciences did not file its statement of objections to including the proposal in its proxy materials at least 80 calendar days before the date on which it will file definitive proxy materials as required by rule 14a-8(j)(1). Noting the circumstances of the delay, we do not waive the 80-day requirement.

Sincerely,

Evan S. Jacobson
Special Counsel

**DIVISION OF CORPORATION FINANCE**
**INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS**

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the company in support of its intention to exclude the proposal from the company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes and rules administered by the Commission, including arguments as to whether or not activities proposed to be taken would violate the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversarial procedure.

It is important to note that the staff's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly, a discretionary determination not to recommend or take Commission enforcement action does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the company's management omit the proposal from the company's proxy materials.

**JOHN CHEVEDDEN**

***FISMA & OMB Memorandum M-07-16***

March 7, 2017

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

**# 1 Rule 14a-8 Proposal**
**Edwards Lifesciences Corporation (EW)**
**Proxy Access – 50 Participants**
**John Chevedden**

Ladies and Gentlemen:

This is in regard to the February 27, 2017 no-action request. Additional information to follow.

The company fails to discuss whether ISS ever recommended a rule 14a-8 proposal, like this proposal, that asks that the proxy access ceiling be raised beyond 20-participants.

It seems that ISS would know something about whether large holders typically own their stock for an ironclad continuous 3-years.

A proposal like this proposal came to a vote on February 28, 2017 at a major company and received a significant percentage vote. Another proposal like this proposal will come to a vote on March 8, 2017 at a $100+ Billion company. This company even put out a special solicitation to hold the vote down artificially. This could be a first ever event – a special solicitation against a proposal that purportedly does not make a difference – as argued by dozens of companies in the span of a month.

The company's exhibit-bare narrative also provided no analysis of the impact of the trading volatility of its stock (over a period of 12 quarters) on the company's bare purported figures.

The attached table shows changes in ownership for one $10 Billion company's top 100 shareholders in the last quarter of 2016. The average change was over 37%. That's 37% in one quarter! Three years have 12 quarters. Company bylaws require each aggregating shareholder to separately hold its share of the 3% of company stock continuously for at least 3 years.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2017 proxy.

Sincerely,



John Chevedden

cc: Denise E. Botticelli <denise_botticelli@edwards.com>

Pages 5 through 8 redacted for the following reasons:
- - - - - - - - - - - - - - - - - - - - - - - - - - - -
***Copyrighted Material Omitted***

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**<u>BY EMAIL</u>** (shareholderproposals@sec.gov)

February 27, 2017

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

RE: Edwards Lifesciences Corporation –
2017 Annual Meeting
Omission of Shareholder Proposal of
John Chevedden

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), we are writing on behalf of our client, Edwards Lifesciences Corporation (the “Company”), a Delaware corporation, to request that the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) concur with the Company’s view that, for the reasons stated below, it may exclude the shareholder proposal and supporting statement (the “Proposal”) submitted by John Chevedden from the proxy materials to be distributed by the Company in connection with its 2017 annual meeting of stockholders (the “2017 proxy materials”).

In accordance with Section C of Staff Legal Bulletin No. 14D (Nov. 7, 2008) (“SLB 14D”), we are emailing this letter and its attachments to the Staff at shareholderproposals@sec.gov. In accordance with Rule 14a-8(j), we are simultaneously sending a copy of this letter and its attachments to the Proponent as notice of the Company’s intent to omit the Proposal from the 2017 proxy materials.

Rule 14a-8(k) and Section E of SLB 14D provide that shareholder proponents are required to send companies a copy of any correspondence that the shareholder proponents elect to submit to the Commission or the Staff. Accordingly, we are taking this opportunity to remind the Proponent that if it submits correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should concurrently be furnished to the Company.

## I. The Proposal

The Proposal is entitled "Shareholder Proxy Access Reform" and states, in relevant part:

> Shareholders request that our board of directors take the steps necessary to enable at least 50 shareholders to aggregate their shares to equal 3% of our stock owned continuously for 3-years in order to make use of shareholder proxy access.
>
> Even if the 20 largest public pension funds were able to aggregate their shares, they would not meet the 3% criteria for a continuous 3-years at most companies examined by the Council of Institutional Investors. Additionally many of the largest investors of major companies are routinely passive investors who would be unlikely to be part of the proxy access shareholder aggregation process.
>
> Under this proposal it is unlikely that the number of shareholders who participate in the aggregation process would reach an unwieldy number due to the rigorous rules our management adopted for a shareholder to qualify as one of the aggregation participants. Plus it is easy for our management to screen aggregating shareholders because management simply needs to find one item lacking from a list of typical proxy access requirements.

## II. Basis for Exclusion

We hereby respectfully request that the Staff concur in the Company's view that it may exclude the Proposal from the 2017 proxy materials pursuant to Rule 14a-8(i)(10) because the Company has substantially implemented the Proposal.

## III. Background

On November 26, 2016, the Company received the Proposal, accompanied by a cover letter from the Proponent. On December 9, 2016, the Company sent a letter to the Proponent (the "Deficiency Letter") requesting a written statement from the record owner of the Proponent's shares verifying that he had beneficially owned the requisite number of shares of the Company's common stock continuously for at least one year as of the date of submission of the Proposal. On December 20, 2016, the

Company received a letter from Fidelity Investments (the "Broker Letter") verifying the Proponent's stock ownership as of such date. Copies of the Proposal, cover letter, the Deficiency Letter and the Broker Letter are attached hereto as Exhibit A.

## IV. The Proposal May be Excluded Under Rule 14a-8(i)(10) Because the Company Has Substantially Implemented the Proposal.

### A. Rule 14a-8(i)(10)

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal if the company has already substantially implemented the proposal. The Commission adopted the "substantially implemented" standard in 1983 after determining that the "previous formalistic application" of the rule defeated its purpose, which is to "avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management." *See* Exchange Act Release No. 34-20091 (Aug. 16, 1983) (the "1983 Release") and Exchange Act Release No. 12598 (July 7, 1976). Accordingly, the actions requested by a proposal need not be "fully effected" provided that they have been "substantially implemented" by the company. *See* 1983 Release.

Applying this standard, the Staff has permitted exclusion under Rule 14a-8(i)(10) when the company's policies, practices and procedures compare favorably with the guidelines of the proposal. *See, e.g., Exxon Mobil Corp.* (Mar. 17, 2015) (permitting exclusion of a proposal requesting that the company commit to increasing the dollar amount authorized for capital distributions to shareholders through dividends or share buybacks where the company's long-standing capital allocation strategy and related "policies practices and procedures compare[d] favorably with the guidelines of the proposal and…therefore, substantially implemented the proposal"); *Walgreen Co.* (Sept. 26, 2013) (permitting exclusion of a proposal requesting elimination of certain supermajority vote requirements where the company's elimination from its governing documents of all but one such requirement "compare[d] favorably with the guidelines of the proposal"); *General Dynamics Corp.* (Feb. 6, 2009) (permitting exclusion of a proposal requesting a 10% ownership threshold for special meetings where the company planned to adopt a special meeting bylaw with an ownership threshold of 10% for special meetings called by one shareholder and 25% for special meetings called by a group of shareholders).

In addition, the Staff has permitted exclusion under Rule 14a-8(i)(10) when a proposal has not been implemented exactly as proposed by the shareholder proponent so long as the company has satisfied the proposal's essential objective. *See, e.g., AGL Resources Inc.* (*granted on recon.,* Mar. 5, 2015) (permitting exclusion of a proposal seeking to grant holders of 25% of the company's outstanding shares the power to call a special meeting where the board approved, and undertook to submit for shareholder approval, an amendment to the articles of incorporation to grant shareholders holding for at least one year 25% of the outstanding shares the power to call a special meeting); *Textron, Inc.* (Jan. 21, 2010) (permitting exclusion of a proposal requesting immediate board declassification where the board submitted a phased-in declassification proposal for shareholder approval); *Hewlett-Packard Co.* (Dec. 11, 2007) (permitting exclusion of a proposal requesting the ability for shareholders to call special meetings where the board had proposed a bylaw amendment allowing shareholders to call a special meeting unless the business to be proposed at that meeting recently had been, or soon would be, addressed at an annual meeting).

B. The Proxy Access Provision of the Company's Bylaws Satisfies the Proposal's Essential Objective

On February 25, 2016, the Board of Directors (the "Board") of the Company amended and restated the Company's bylaws (as amended and restated, the "Amended Bylaws") to, among other things, adopt a proxy access provision (the "Proxy Access Provision"). Set forth in new Article I, Section 10 of the Amended Bylaws, the Proxy Access Provision permits a shareholder, or a group of up to 30 shareholders, owning 3% or more of the Company's outstanding common stock continuously for at least three years to nominate and include in the Company's annual meeting proxy materials director candidates constituting up to the greater of two individuals or 20% of the Board, provided that the shareholder(s) and the nominee(s) satisfy the requirements specified in the Amended Bylaws. The Amended Bylaws are included as an exhibit to the Company's Current Report on Form 8-K filed with the Commission on March 2, 2016, and are attached hereto as Exhibit B.

The Proposal requests that the Proxy Access Provision be amended to increase from 30 to at least 50 the number of shareholders allowed to aggregate their shares to reach the 3% minimum ownership requirement. As discussed below, the Proxy Access Provision satisfies the Proposal's essential objective of providing a meaningful proxy access right to the Company's shareholders. The meaningful proxy access right provided to GM shareholders, and the facts supporting the analysis that the Proxy Access Provision substantially implements the Proposal, are substantially similar to those provided by other companies that substantially implemented proposals similar to the Proposal. *See Raytheon Co.* (Feb. 21, 2017); *Eastman Chemical Co.* (Feb. 14, 2017); *The Dun & Bradstreet Corp.* (Feb. 10, 2017); *General Dynamics Corp.* (Feb 10, 2017); *NextEra Energy, Inc.* (Feb. 10, 2017); *PPG Industries, Inc.* (Feb. 10, 2017); *Reliance Steel & Aluminum Co.* (Feb. 10, 2017); *United Continental Holdings, Inc.* (Feb 10, 2017) (collectively, the "Proxy Access Aggregation Letters"). Moreover, as the Proxy Access Provision contains a 30-shareholder aggregation limit, and the proxy access bylaws described in the Proxy Access Aggregation Letters contained 20-shareholder aggregation limits, the meaningful proxy access right already provided to the Company's shareholders is that much more evident.

A company need not change its existing policies, practices or procedures or, when the proposal relates to rights set forth in a bylaw provision, amend its bylaws in order to satisfy a proposal's essential objective. *See*, *e.g.*, the Proxy Access Aggregation Letters; *Wal-Mart Stores, Inc.* (Mar. 25, 2015) (permitting exclusion of a proposal requesting the company include in its executive compensation metrics a metric related to employee engagement, where the company already used a metric related to employee engagement for its compensation determinations); *ConAgra Foods, Inc.* (Jun. 20, 2005) (permitting exclusion of a proposal requesting the company disclose its social, environmental and economic performance by issuing annual sustainability reports, when the company already prepared such a report annually).

The Staff's no-action decisions demonstrate that including a 20-shareholder aggregation limit in a proxy access bylaw is not inconsistent with the essential objective of providing shareholders a meaningful proxy access right. In *Huntington Ingalls Industries, Inc.* (Feb. 12, 2016), for example, the proposal requested that the company adopt a proxy access bylaw to allow a stockholder or an unrestricted number of stockholders forming a group that have beneficially owned 3% or more of the company's outstanding common stock continuously for at least three years to nominate for election to the board of directors up to the greater of two director candidates or one-quarter of the number of directors then serving. The company adopted the proxy access bylaw as requested except it implemented a 20-shareholder aggregation limit rather than permit an unrestricted number of stockholders from forming a group. In permitting exclusion, the Staff specifically noted that the company's proxy access bylaw addressed the proposal's "essential objective." *See also Oracle Corp.* (Aug. 11, 2016); *Leidos Holdings, Inc.* (May 4, 2016); *Equinix, Inc.* (Apr. 7, 2016); *Amphenol Corp.* (*granted on recon.,* Mar. 29, 2016); *Omnicom Group Inc.* (Mar. 22, 2016); *General Motors Co.* (Mar. 21, 2016); *Quest Diagnostics Inc.* (Mar. 17, 2016); *Chemed Corp.* (Mar. 9, 2016); *Alaska Air Group, Inc.* (Feb. 12, 2016); *Baxter Int'l Inc.* (Feb. 12, 2016); *Capital One Financial Corp.* (Feb. 12, 2016); *General Dynamics Corp.* (Feb. 12, 2016); *Illinois Tool Works, Inc.* (Feb. 12, 2016). Similarly, in *WD-40 Co.* (Sept. 27, 2016), the proposal requested that the company adopt a proxy access bylaw and emphasized that the adoption of an "unrestricted number of shareholders forming a group" was one of the "essential elements for substantial implementation." In permitting exclusion, the Staff concurred with the view that the subsequently adopted proxy access bylaw addressed the proposal's "essential objective" notwithstanding the inclusion of a 20-shareholder aggregation limit. *See also Cisco Systems, Inc.* (Sept. 27, 2016) (same); *Celgene Corp.* (Feb. 22, 2017) (permitting exclusion of a proposal seeking adoption of a proxy access bylaw with no aggregation limit below 50 as an essential element where the company's adoption of a proxy access bylaw with an aggregation limit of

20 shareholders addressed the proposal's essential objective). Since a 20-shareholder aggregation limit has been determined not to be inconsistent with the essential objective of providing shareholders a meaningful proxy access right, then certainly the 30-shareholder aggregation limit contained in the Proxy Access Provision must not be inconsistent with providing shareholders a meaningful proxy access right.

The Staff's no-action decisions also demonstrate that a proposal seeking to amend a proxy access bylaw can be substantially implemented so long as the elements of the proposal, if any, that materially affect shareholders' proxy access right have been addressed by the company, and that it is unnecessary to amend a proxy access bylaw to address changes requested by a proposal that would not materially affect shareholders' proxy access right. In *Oshkosh Corp.* (Nov. 4, 2016), for example, the shareholder proposal requested six changes to the company's proxy access bylaw, including, among other changes, a reduction in the minimum ownership requirement from 5% to 3% and an elimination of the 20-shareholder aggregation limit. The company subsequently amended its proxy access bylaw to implement three of the six requested changes, including the reduction in the share ownership requirement, but did not implement the proposal's request that the bylaw amendment eliminate the 20-shareholder aggregation limit. The Staff nevertheless concluded that the company substantially implemented the proposal. Likewise, in *NVR, Inc.* (*granted on recon.,* Mar. 25, 2016), the staff permitted exclusion of a shareholder proposal requesting that the company amend its proxy access bylaw to, among other changes, reduce the minimum ownership requirement from 5% to 3% and eliminate the 20-shareholder aggregation limit. The company subsequently amended its bylaw to address two of the four requested changes, including a reduction in the share ownership requirement, but did not eliminate the 20-shareholder aggregation limit.

An aggregation limit is designed to minimize the burden on a company in reviewing and verifying the information and representations that each member of a shareholder group must provide to establish a group's eligibility, while ensuring that all shareholders have a fair and reasonable opportunity to nominate director candidates by forming groups with like-minded shareholders that also own less than the minimum required shares. The Company's 30-shareholder aggregation limit satisfies these dual objectives by ensuring that any shareholder may form a group owning more than 3% of the outstanding voting shares by combining with any of a large number of other shareholders, while avoiding the imposition on the Company and its other shareholders of the cost of processing nominations from a larger, more unwieldy group of shareholders.

The only amendment to the Proxy Access Provision requested by the Proposal is an increase in the Company's aggregation limit of 30 shareholders to at least 50 shareholders. In an attempt to overstate the aggregation limit's importance to proxy access, the Proposal refers to an analysis by the Council of Institutional Investors that states that "[e]ven if the 20 largest public pension funds were able to aggregate their shares, they would not meet the 3% criteria for a continuous 3-years at most companies examined by the Council of Institutional Investors." This statement, however, is irrelevant to the composition of the Company's shareholders (as well as irrelevant due to the Company's 30-shareholder aggregation limit). As discussed below, based on an analysis of the Company's shareholder base, the Proxy Access Provision, including the 30-shareholder aggregation limit, provides the Company's shareholders with a meaningful proxy access right.

Based on data from regulatory filings by institutional investors, as of December 31, 2016, the largest 30 institutional shareholders of the Company each holds at least 0.5% of the Company's outstanding common stock, and they hold in the aggregate approximately 73.7% of the Company's outstanding common stock. In addition, five of the Company's institutional shareholders each own more than 3% of the Company's outstanding common stock. Further, any 30 holders of at least 0.10% of the Company's outstanding common stock may aggregate their holdings to meet the 3% ownership threshold. There are currently 127 shareholders that own at least 0.10% of the Company's outstanding common stock. Thus, assuming institutional ownership has been relatively stable for three years, several of the Company's existing shareholders could, on their own or in combination with only a few fellow shareholders, currently satisfy the existing 3% ownership criteria. Moreover, any shareholder seeking to form a group to nominate a candidate, regardless of the size of its holdings, could combine with one or a small number of the 30 largest shareholders to form a group that would satisfy the ownership threshold, thereby allowing proxy access to be utilized by a wide range of shareholders. As such, there are innumerable combinations that would allow the Company's shareholders to form 30-shareholder groups (or smaller groups) to qualify to submit a proxy access nomination. Therefore, the Company's 30-shareholder aggregation limit provides abundant opportunities for all holders of less than 3% of the Company's outstanding common stock to combine with other shareholders to reach the 3% minimum ownership requirement.

Further, the Proposal provides no evidence that increasing the shareholder aggregation limit from 30 to at least 50 would meaningfully enhance the existing ability of the Company's shareholders to form nominating groups to use the Proxy Access Provision. To the contrary, an aggregation limit of 30 or less has been determined by many companies like the Company to provide a meaningful proxy access right and thus has been a widely embraced standard among those that have adopted proxy access. In particular, of the more than 380 companies that have adopted proxy access since the beginning of 2014, approximately 97% of companies have adopted an aggregation limit of 30 or less shareholders. In addition, BlackRock, T. Rowe Price Group, Inc. and State Street Corporation, the publicly traded parent companies of some of the largest U.S. institutional shareholders, each have adopted proxy access bylaws that contain a 20-shareholder aggregation limit.

As described above, the Proxy Access Provision, including the 30-shareholder aggregation limit, provides the Company's shareholders with a meaningful proxy access right and, therefore, satisfies the Proposal's essential objective of providing the Company's shareholders with a meaningful proxy access right. Accordingly, consistent with the precedent described above, including the Proxy Access Aggregation Letters, the Company believes that the Proposal is excludable under Rule 14a-8(i)(10).

## V. The 80-Day Filing Requirement Set Forth in Rule 14a-8(j) Should be Waived for Good Cause.

The Company also requests that the Staff waive the 80-day filing requirement set forth in Rule 14a-8(j) for good cause. Under Rule 14a-8(j)(1), if a company "intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission." However, Rule 14a-8(j)(1) also allows the Staff, in its discretion, to permit a company to file its submission later than 80 days before the filing of its definitive proxy statement if the company demonstrates good cause for missing the deadline.

As noted in the precedent described above, the Staff has recently responded to proposals substantially similar to the Proposal under Rule 14a-8(i)(10). The first of the Proxy Access Aggregation Letters were posted to the Commission's website on or about February 15, 2017, which is less than 80 days before March 30, 2017, the date the Company intends to file its definitive proxy statement. The Proxy Access Aggregation Letters indicate that the Staff has permitted the exclusion of proposals substantially similar to the Proposal. Based on the timing of the posting of the Proxy Access Aggregation Letters, the Company believes that it has good cause for its inability to meet the 80-day requirement. The Company acted in good faith and in a timely manner following the posting of the Proxy Access Aggregation Letters to minimize any delay. Accordingly, the Company respectfully requests that the Staff waive the 80-day requirement with respect to this letter.

## VI. Conclusion

Based on the foregoing analysis, the Company respectfully requests that the Staff concur that it will take no action if the Company excludes the Proposal from its 2017 proxy materials.

Should the Staff disagree with the conclusions set forth in this letter, or should any additional information be desired in support of the Company's position, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of the Staff's response. Please do not hesitate to contact the undersigned at (202) 371-7233.

Very truly yours,



Marc S. Gerber

Enclosures

cc: Denise E. Botticelli
Vice President, Associate General Counsel and Secretary
Edwards Lifesciences Corporation

John Chevedden

# EXHIBIT A

(see attached)

**JOHN CHEVEDDEN**

***FISMA & OMB Memorandum M-07-16***

***FISMA & OMB Memorandum M-07-16***

Ms. Denise E. Botticelli
Corporate Secretary
Edwards Lifesciences Corporation (EW)
One Edwards Way
Irvine CA 92614
PH: 949 250-2500
FX: 949-250-2525
PH: (949) 250-6829
FX: (949) 250-6885

Dear Ms. Botticelli,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This Rule 14a-8 proposal is intended as a low-cost method to improve compnay performance. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements will be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal by email to ***FISMA & OMB Memorandum M-07-16***

Sincerely,


John Chevedden


Date

cc: Ifigenia Protopappas <efie_protopappas@edwards.com>
Corporate and Securities Counsel
PH: 949-250-6425

[EW – Rule 14a-8 Proposal, November 26, 2016]
[This line and any line above it – *Not* for publication.]

**Proposal [4] - Shareholder Proxy Access Reform**

Shareholders request that our board of directors take the steps necessary to enable at least 50 shareholders to aggregate their shares to equal 3% of our stock owned continuously for 3-years in order to make use of shareholder proxy access.

Even if the 20 largest public pension funds were able to aggregate their shares, they would not meet the 3% criteria for a continuous 3-years at most companies examined by the Council of Institutional Investors. Additionally many of the largest investors of major companies are routinely passive investors who would be unlikely to be part of the proxy access shareholder aggregation process.

Under this proposal it is unlikely that the number of shareholders who participate in the aggregation process would reach an unwieldy number due to the rigorous rules our management adopted for a shareholder to qualify as one of the aggregation participants. Plus it is easy for our management to screen aggregating shareholders because management simply needs to find one item lacking from a list of typical proxy access requirements.

This proposal has added importance to our company because we do not have the right to act by written consent in spite of our voting approval of this right at our 2015 annual meeting. On the other hand if our management adopts this proxy access reform proposal it will be one sign that our management values shareholder input.

Please vote to enhance shareholder value:

**Shareholder Proxy Access Reform – Proposal [4]**

[The above line – *Is* for publication.]

John Chevedden, ***FISMA & OMB Memorandum M-07-16*** sponsors this proposal.

Notes:
This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:

• the company objects to factual assertions because they are not supported;
• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

**We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.**

See also: Sun Microsystems, Inc. (July 21, 2005).

The stock supporting this proposal will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email

***FISMA & OMB Memorandum M-07-16***


Edwards

December 9, 2016

**BY EMAIL AND FEDERAL EXPRESS**

John Chevedden

***FISMA & OMB Memorandum M-07-16***

RE: Notice of Deficiency

Dear Mr. Chevedden:

I am writing to acknowledge receipt of the shareholder proposal (the "Proposal") you submitted to Edwards Lifesciences Corporation ("Edwards") pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended, for inclusion in Edwards's proxy materials for the 2017 Annual Meeting of Stockholders (the "Annual Meeting").

Under Rule 14a-8, in order to be eligible to submit a proposal for the Annual Meeting, a proponent must have continuously held at least $2,000 in market value of Edwards common stock for at least one year, preceding and including the date that the proposal was submitted. For your reference, a copy of Rule 14a-8 is attached to this letter as Exhibit A.

Our records indicate that you are not a registered holder of Edwards common stock. Please provide a written statement from the record holder of your shares (usually a bank or broker) and a participant in the Depository Trust Company (DTC) verifying that, at the time you submitted the Proposal, which was November 26, 2016, you had beneficially held the requisite number of shares of Edwards common stock continuously for at least one year preceding and including November 26, 2016.

In order to determine if the bank or broker holding your shares is a DTC participant, you can check the DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/client-center/dtc-directories. If the bank or broker holding your shares is not a DTC participant, you also will need to obtain proof of ownership from the DTC participant through which the shares are held. You should be able to find out who this DTC participant is by asking your broker or bank. If the DTC participant knows your broker or bank's holdings, but does not know your holdings, you can satisfy Rule 14a-8 by obtaining and submitting two proof of ownership statements verifying that, at the time the Proposal was submitted, the required amount of shares were continuously held for at least one year – one from your broker or bank confirming your ownership, and the other from the DTC participant confirming the broker or bank's ownership. For additional information regarding the acceptable methods of proving your ownership of the minimum number of shares of Edwards common stock, please see Rule 14a-8(b)(2) in Exhibit A.

Rule 14a-8 requires that the documentation be postmarked or transmitted electronically to us no later than 14 calendar days from the date you receive this letter. Once we receive this documentation, we will be in a position to determine whether the Proposal is eligible for inclusion in the proxy materials for the Annual Meeting. Edwards reserves the right to seek relief from the Securities and Exchange Commission as appropriate.

Very truly yours,



Ifigenia Protopappas
Corporate and Securities Counsel

Enclosure

## EXHIBIT A

**§ 240.14a-8 Shareholder proposals.**

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§ 240.13d-101), Schedule 13G (§ 240.13d-102), Form 3 (§ 249.103 of this chapter), Form 4 (§ 249.104 of this chapter) and/or Form 5 (§ 249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§ 249.308a of this chapter), or in shareholder reports of investment companies under § 270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under § 240.14a-8 and provide you with a copy under Question 10 below, § 240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

NOTE TO PARAGRAPH ( i )(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

NOTE TO PARAGRAPH ( i )(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including § 240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

NOTE TO PARAGRAPH ( i )(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

NOTE TO PARAGRAPH ( i )(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§ 229.402 of this chapter) or any successor to Item 402 (a “say-on-pay vote”) or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by § 240.14a-21(b) of this chapter a single year ( *i.e.,* one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by § 240.14a-21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, § 240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under § 240.14a-6.

Personal Investing

P.O. Box 770001
Cincinnati, OH 45277-0045



EW

| Post-it® Fax Note 7671 | Date 12-21-16 | # of pages ▶ |
|---|---|---|
| To Ifigenia Portopappas | From John Chevedden | |
| Co./Dept. | Co. | |
| Phone # | Phone ***FISMA & OMB Memorandum M-07-16*** | |
| Fax # 949-250-6885 | Fax # | |

December 20, 2016

John R. Chevedden

***FISMA & OMB Memorandum M-07-16***

To Whom It May Concern:

This letter is provided at the request of Mr. John R. Chevedden, a customer of Fidelity Investments.

Please accept this letter as confirmation that as of the date of this letter, Mr. Chevedden has continuously owned no fewer than the share quantity listed in the following table in each of the following securities, since October 1, 2015:

| Security name | CUSIP | Trading symbol | Share quantity |
|---|---|---|---|
| Skyworks Solutions, Inc. | 83088M102 | SWKS | 100 |
| OGE Energy Corp. | 670837103 | OGE | 100 |
| Intel Corp. | 458140100 | INTC | 200 |

I can also confirm that as of the date of this letter, Mr. Chevedden has continuously owned no fewer than 100 shares of Edwards Lifesciences Corp. (CUSIP: 28176E108, trading symbol: EW), since December 14, 2015.

The securities referenced in the preceding table are registered in the name of National Financial Services LLC, a DTC participant (DTC number: 0226) and Fidelity Investments subsidiary.

I hope you find this information helpful. If you have any questions regarding this issue, please feel free to contact me by calling 800-397-9945 between the hours of 8:30 a.m. and 5:00 p.m. Central Time (Monday through Friday) and entering my extension 15838 when prompted.

Sincerely,

George Stasinopoulos
Client Services Specialist

Our File: W097977-20DEC16

# EXHIBIT B

(see attached)

**EDWARDS LIFESCIENCES CORPORATION**
**BYLAWS**
(Amended and Restated as of February 25, 2016)

# ARTICLE I

## STOCKHOLDERS

**SECTION 1. PLACE OF HOLDING MEETINGS.** All meetings of the stockholders shall be held at the principal executive offices of the Corporation, or such other place as shall be determined by the Board of Directors.

**SECTION 2. ELECTION OF DIRECTORS.**

(a) The annual meeting of stockholders for the election of directors and the transaction of other business shall be held at such time and date as shall be determined by the Board of Directors.

(b) Each director to be elected by stockholders shall be elected by the vote of the majority of the votes cast with respect to the director at any meeting for the election of directors at which a quorum is present by the holders of shares present in person or represented by proxy and entitled to vote on the election of directors; provided that if, as of the tenth (10th) day preceding the date the notice of meeting is first mailed for such meeting to stockholders of the Corporation, the number of nominees for director exceeds the number of directors to be elected, the directors shall be elected by the vote of a plurality of the shares represented in person or by proxy at any such meeting and entitled to vote on the election of directors. For purposes of this Subsection (b), a majority of the votes cast means that the number of shares voted "for" a director must exceed 50% of the number of votes cast with respect to that director's election. Votes cast shall include votes "for" and "against" a nominee and exclude abstentions and broker non-votes with respect to that director's election. If directors are to be elected by a plurality, stockholders shall be permitted to withhold votes from a nominee but shall not be permitted to vote against a nominee.

If at any meeting for the election of directors a nominee for director who is an incumbent director is not elected and no successor has been elected at such meeting, the director shall promptly tender to the Board his or her offer of resignation as a director. Such resignation shall be made subject to the Board's acceptance. The Compensation and Governance Committee shall make a recommendation to the Board as to whether to accept or reject the tendered offer of resignation, or whether other action should be taken. In determining whether to accept or reject the tendered offer of resignation, the Compensation and Governance Committee shall be entitled to consider all factors believed relevant by the members of such Committee, including without limitation: (1) any stated reason for the director not receiving the required vote and whether the underlying cause or causes are curable, (2) the factors, if any, set forth in the guidelines or other policies that are to be considered by the Compensation and Governance Committee in evaluating potential candidates for the Board as such factors relate to each director who has offered his or her resignation, (3) the length of service of such director, (4) the effect of such resignation on the Corporation's compliance with any law, rule, regulation, stock exchange listing standards or contractual obligations, (5) such director's contributions to the Corporation, and (6) any other factors that the Compensation and Governance Committee deems to be in the best interests of the Corporation. No director who has tendered his or her offer of resignation may participate in the Committee's recommendation. If all of the members of the Compensation and Governance Committee have tendered their offers of resignation, then the Board shall act on the offers of resignation.

The Board shall act on the tendered offers of resignation, taking into account the recommendation of the Compensation and Governance Committee, and shall publicly disclose (by press release, a filing with the Securities and Exchange Commission or other broadly disseminated means of communication) its decision regarding the tendered offers of resignation and the rationale behind the decision within 90 days from the date of the certification of the election results. In determining whether to accept or reject any offer of resignation, the Board shall be entitled to consider all of the factors considered by the Compensation and Governance Committee and any additional information and factors that the Board believes to be relevant. No director who has tendered his or her offer of resignation may participate in the Board's decision. Notwithstanding the foregoing, if the acceptance by the Board of all of the then pending offers of resignation would result in the Corporation having fewer than five directors who were in office prior to the applicable election, the Board may elect to extend such 90-day period by an additional 90 days if the Board shall determine that such an extension is in the best interests of the Corporation.

If any incumbent director's offer of resignation is not accepted by the Board, such director shall continue to serve until the next annual meeting and until his or her successor is duly elected and qualified, subject to such director's earlier death, resignation, disqualification or removal. If a director's offer of resignation is accepted by the Board pursuant to this Subsection (b), or if a nominee for director is not elected and the nominee is not an incumbent director, then the Board, in its sole discretion, may fill any resulting vacancy pursuant to the provisions of Article V, Section 2 below or may decrease the size of the Board pursuant to the provisions of the Corporation's Certificate of Incorporation.

(c) Except as may be otherwise provided in the Certificate of Incorporation of the Corporation with respect to the right of holders of Preferred Stock of the Corporation to nominate and elect a specified number of directors in certain circumstances, nominations of persons for election to the Board of Directors may be made at any annual meeting of stockholders, or at any special meeting of stockholders called for the purpose of electing directors, only (i) by or at the direction of the Board of Directors (or any duly authorized committee thereof), (ii) by any stockholder of the Corporation (A) who is a stockholder of record or beneficial owner on the date of the giving of the notice provided for in this Section 2, on the record date for the determination of stockholders entitled to vote at such meeting and at the time of the meeting, and (B) who complies with the notice procedures set forth in this Section 2 or (iii) in the case of an annual meeting, by any Eligible Stockholder (as defined in Subsection (d) of Section 10 of this Article I) who complies with all applicable procedures set forth in Section 10 of this Article I.

(d) In addition to any other applicable requirements, for a nomination to be made by a stockholder pursuant to Subsection (c)(ii) of this Section 2, such stockholder must have given timely notice thereof in proper written form to the secretary of the Corporation.

(e) To be timely, such stockholder's notice to the secretary must be delivered to or mailed and received at the principal executive offices of the Corporation (i) in the case of an annual meeting, not less than ninety (90) days nor more than one hundred twenty (120) days prior to the anniversary date of the immediately preceding annual meeting of stockholders; provided, however, that in the event that the annual meeting is called for a date that is not within twenty-five (25) days before or after such anniversary date, notice by the stockholder in order to be timely must be so received not later than the close of business on the tenth (10th) day following the day on which such notice of the date of the annual meeting was mailed or such public disclosure of the date of the annual meeting was made, whichever occurs first, and (ii) in the case of a special meeting of stockholders called for the purpose of electing directors, not later than the close of business on the tenth (10th) day following the day on which notice of the date of the special meeting was mailed or public disclosure of the date of the special meeting was made, whichever occurs first. In no event shall the public announcement of an adjournment or postponement of an annual or special meeting of stockholders commence a new time period (or extend any time period) for the giving of a stockholder's notice as described above.

Notwithstanding anything to the contrary in the foregoing paragraph, in the event that the number of directors to be elected to the Board of the Corporation is increased effective after the time period for which nominations would otherwise be due under the foregoing paragraph and there is no public announcement by the Corporation naming the nominees for additional directorships at least one hundred (100) days prior to the first anniversary of the preceding year's annual meeting, a stockholder's notice required by this Section 2 shall also be considered timely, but only with respect to nominees for the additional directorships, if it shall be delivered to the secretary of the Corporation at the principal executive offices of the Corporation not later than the close of business on the tenth ($10^{th}$) day following the day on which such public notice is first made by the Corporation.

(f) To be in proper written form, a stockholder's notice to the secretary must set forth

(i) as to each person whom the stockholder proposes to nominate for election as a director:

(A) the name, age, business address and residence address of the person,

(B) the principal occupation or employment of the person,

(C) the class or series and number of shares of capital stock of the Corporation which are owned beneficially or of record by the person,

(D) a description of all direct and indirect compensation and other material monetary agreements, arrangements and understandings, and any other material relationship, between or among any Proposing Person (as defined below), on the one hand, and each proposed nominee, and his or her respective affiliates and associates, or others acting in concert therewith, on the other hand, in each case at any time during the past three years, and

(E) any other information relating to the person that would be required to be disclosed in a proxy statement or other filings required to be made in connection with the solicitations of the proxies for election of directors pursuant to Section 14 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations promulgated thereunder, or any successor provisions thereto; and

(ii) as to the stockholder giving the notice and each other Proposing Person:

(A) the name and record address of such stockholder or other Proposing Person,

(B) the class or series and number of shares of capital stock of the Corporation which are owned beneficially or of record by such stockholder or other Proposing Person,

(C) any Disclosable Interest (as defined below) of such stockholder or other Proposing Person,

(D) a description of all arrangements, agreements or understandings between such stockholder or other Proposing Person or any proposed nominee and any other person or persons (including their names) pursuant to which the nomination(s) are to be made by such stockholder,

(E) a representation that such stockholder intends to appear in person or by proxy at the meeting to nominate the persons named in its notice,

(F) a representation that such stockholder will update the information contained in the notice as of the record date of the meeting, by written notice to the Corporation not later than ten (10) days after the record date for the meeting,

(G) a representation as to whether such stockholder or any other Proposing Person intends to deliver a proxy statement or form of proxy to holders of at least the percentage of the Corporation's outstanding shares required to approve the nomination or otherwise to solicit proxies from stockholders in support of the nomination, and

(H) any other information relating to any Proposing Person that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder, or any successor provisions thereto.

Such notice must be accompanied by (i) a written consent of each proposed nominee to being named as a nominee and to serve as a director if elected, and (ii) a signed representation and agreement of each proposed nominee as required by Subsection (h) of this Section 2.

"Proposing Person" shall mean (i) any stockholder of the Corporation providing (A) a notice pursuant to this Section 2 or Section 10 with respect to the nomination of a person or persons for election to the Board of Directors (including each stockholder that is a member of a group of stockholders providing a notice pursuant to Section 10), (B) a notice pursuant to Section 6 with respect to the nomination of a person or persons for election to the Board of Directors or other business to be brought before a Stockholder Requested Special Meeting (as defined below), or (C) a notice pursuant to Section 9 with respect to other business to be brought before an annual meeting, as the case may be, (ii) the beneficial owner or owners, if different, of the shares of stock of the Corporation owned of record or beneficially by such stockholder, (iii) any person, directly or indirectly, controlling, controlled by or under common control with such stockholder or beneficial owner, and (iv) any person acting in concert with any of the foregoing.

“Disclosable Interest” with respect to any person shall mean any direct or indirect pecuniary, economic or other interest of such person in any capital stock of the Corporation, including, without limitation, any derivative instrument, convertible security, stock appreciation right, swap, option, warrant, short interest, hedge or profit sharing arrangement, any other arrangement, agreement or understanding (including any borrowing or lending of shares) the effect or intent of which is to mitigate loss to or manage risk or benefit of share price changes for, or to increase or decrease the voting power of, or any fee or compensation based on any increase or decrease in value payable to, such person, with respect to any share of stock of the Corporation or any other such interest.

(g) In addition to the information required pursuant to Subsection (f) of this Section 2 or any other provision of these Bylaws, the Corporation may require any proposed nominee for election or reelection as a director of the Corporation to furnish any other information (i) that may reasonably be requested by the Corporation to determine whether the nominee would be independent under the rules and listing standards of the securities exchanges upon which the capital stock of the Corporation is listed or traded, any applicable rules of the Securities and Exchange Commission or any publicly disclosed standards used by the Board of Directors in determining and disclosing the independence of the Corporation's directors (the "Independence Standards"), (ii) that could be material to a reasonable stockholder's understanding of the independence, or lack thereof, of such nominee, or (iii) that may reasonably be requested by the Corporation to determine the eligibility of such nominee to be included in the Corporation's proxy materials pursuant to Section 10 of this Article I (if applicable) or to serve as a director of the Corporation.

(h) In all cases, to be eligible to be a nominee for election or reelection as a director of the Corporation or to be considered by the Board to fill any vacancies pursuant to Article V, Section 2 below, a person must deliver to the secretary of the Corporation at the principal executive offices of the Corporation a written representation and agreement (in the form provided by the secretary upon written request) that such person (i) will abide by the requirements of Subsection (b) of this Section 2, (ii) is not and will not become a party to (A) any agreement, arrangement or understanding with, and has not given any commitment or assurance to, any person or entity as to how such person, if elected as a director of the Corporation, will act or vote on any issue or question (a "Voting Commitment") that has not been disclosed to the Corporation in such representation and agreement or (B) any Voting Commitment that could limit or interfere with such person's ability to comply, if elected as a director of the Corporation, with such person's fiduciary duties under applicable law, (iii) is not and will not become a party to any agreement, arrangement or understanding with any person or entity other than the Corporation with respect to any direct or indirect compensation, reimbursement or indemnification in connection with such person's nomination or service or action as a director that has not been disclosed to the Corporation in such representation and agreement, (iv) would be in compliance, if elected as a director of the Corporation, and will comply with the Corporation's code of business conduct and ethics, corporate governance guidelines, stock ownership and trading policies and guidelines, and any other policies or guidelines of the Corporation applicable to directors, and (v) will make such other acknowledgments, enter into such agreements and provide such information as the Board of Directors requires of all directors, including promptly submitting all completed and signed questionnaires required of the Corporation's directors.

(i) No person shall be eligible for election as a director of the Corporation, at any annual meeting of stockholders or at any special meeting of stockholders called for the purpose of electing directors, unless nominated in accordance with Subsection (c) of this Section 2 and any applicable procedures set forth in this Section 2 or Section 10 of this Article I. Except as otherwise provided by law, the Certificate of Incorporation or these Bylaws, the chairman of the meeting shall have the power and authority to determine whether any nomination was made in accordance with such procedures. If the chairman of the meeting determines that a nomination was not made in accordance with such procedures, the chairman shall declare to the meeting that the nomination was defective and such defective nomination shall be disregarded. Further, notwithstanding the foregoing provisions of this Section 2 or the provisions of Section 10 of this Article I, unless otherwise required by law, if the stockholder or stockholders providing notice of a nomination pursuant to this Section 2 or Section 10 of this Article I (or a qualified representative thereof) does not appear at the annual or special meeting of stockholders of the Corporation to present the nomination, such nomination shall be disregarded, notwithstanding that proxies in respect of such vote may have been received by the Corporation.

For purposes of this Section 2, Section 6 and Section 9 of this Article I, to be considered a qualified representative of the stockholder, a person must be a duly authorized officer, manager or partner of such stockholder or must be authorized by a writing executed by such stockholder or an electronic transmission delivered by such stockholder to act for such stockholder as proxy at the meeting of stockholders and such person must produce such writing or electronic transmission, or a reliable reproduction thereof, at the meeting of stockholders.

(j) The determination of whether shares of capital stock of the Corporation are owned beneficially under this Section 2 shall be made in the manner applicable to proposals submitted pursuant to Rule 14a-8 of the Exchange Act, or any successor provisions thereto.

**SECTION 3**. **VOTING**. Each stockholder entitled to vote in accordance with the terms of the Certificate of Incorporation, these Bylaws or Delaware law shall, unless the Certificate of Incorporation or Delaware law otherwise provides, be entitled to one vote, in person or by proxy, for each share of stock entitled to vote held by such stockholder, but no proxy shall be voted after three years from its date unless such proxy provides for a longer period. The vote for directors, and upon the demand of any stockholder, the vote upon any question before the meeting, shall be by ballot. Except for the election of directors, which shall be decided pursuant to the provisions of Article I, Section 2 herein, at each meeting of stockholders at which a quorum is present, all matters shall be decided by the affirmative vote of a majority of shares present in person or represented by proxy at any meeting duly called and entitled to vote thereon, except as otherwise provided by the Certificate of Incorporation or Delaware law.

A stockholder may authorize another person or persons to act for such stockholder as proxy (i) by executing a writing authorizing such person or persons to act as such, which execution may be accomplished by such stockholder or such stockholder's authorized officer, director, employee or agent signing such writing or causing his or her signature to be affixed to such writing by any reasonable means, including, but not limited to, facsimile signature, or (ii) by transmitting or authorizing the transmission of an electronic transmission (a "Transmission") to the person who will be the holder of the proxy or to a proxy solicitation firm, proxy support service organization or like agent duly authorized by the person who will be the holder of the proxy to receive such Transmission, which Transmission must either set forth or be submitted with information from which it can be determined that such Transmission was authorized by such stockholder. The secretary or such other person or persons as shall be appointed from time to time by the Board of Directors shall examine Transmissions to determine if they are valid. If it is determined that a Transmission is valid, the person or persons making that determination shall specify the information upon which such person or persons relied. Any copy, facsimile telecommunication or other reliable reproduction of such writing or such a

Transmission that is a complete reproduction of the entire original writing or Transmission may be substituted or used in lieu of the original writing or Transmission for any and all purposes for which the original writing or Transmission could be used.

The secretary shall prepare and make, at least ten (10) days before each meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten (10) days prior to the meeting, at the principal place of business of the Corporation. The list shall also be produced and kept at the time and place of the meeting during the whole time thereof and may be inspected by any stockholder who is present. The stock ledger shall be the only evidence as to who are the stockholders entitled to examine the stock ledger, the list of stockholders or the books of the Corporation, or to vote in person or by proxy at any meeting of stockholders.

**SECTION 4**. **QUORUM**. Except as provided in the next Section hereof, any number of stockholders together holding a majority of the stock issued and outstanding and entitled to vote thereat, who shall be present in person or represented by proxy at any meeting duly called, shall constitute a quorum for the transaction of business. If a quorum is present when a meeting is convened, the subsequent withdrawal of stockholders, even though less than a quorum remains, shall not affect the ability of the remaining stockholders lawfully to transact business.

**SECTION 5**. **ADJOURNMENT OF MEETINGS**. If less than a quorum shall be in attendance at any time for which the meeting shall have been called, the meeting may, after the lapse of at least half an hour, be adjourned from time to time by a majority of the stockholders present or represented and entitled to vote thereat. If notice of such adjourned meeting is sent to the stockholders entitled by statute to receive the same, and such notice contains a statement of the purpose of the meeting, that the previous meeting failed for lack of a quorum, and that under the provisions of this Section it is proposed to hold the adjourned meeting with a quorum of those present, then any number of stockholders, in person or by proxy, shall constitute a quorum at such meeting unless otherwise provided by statute.

In addition, the chairman of the meeting may adjourn the meeting from time to time, whether or not there is such a quorum (or, in the case of specified business to be voted on by a class or series, the chairman or a majority of the shares of such class or series so represented may adjourn the meeting with respect to such specified business). Notice need not be given of any such adjourned meeting if the date, time and place thereof are announced at the meeting at which the adjournment is taken. At the adjourned meeting any business may be transacted that might have been transacted at the original meeting. If the adjournment is for more than thirty (30) days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the adjourned meeting in accordance with Section 7 of this Article I.

**SECTION 6**. **SPECIAL MEETINGS; HOW CALLED**.

(a) Special meetings of the stockholders may be called (i) by the chairman of the board and chief executive officer or the secretary at any time and for any purpose or purposes, and shall be called by the chairman of the board and chief executive officer or the secretary upon a request in writing therefor, stating the purpose or purposes thereof, delivered to the chairman of the board and chief executive officer or the secretary, signed by a majority of the directors or (ii) by resolution adopted by a majority of the Board of Directors. Special meetings of the stockholders shall be called by the secretary upon written request in proper form (a "Special Meeting Request") of one or more record holders of common stock of the Corporation who Own, or are acting on behalf of one or more beneficial owners who Own, a number of shares of common stock of the Corporation that represents at least fifteen percent (15%) of the outstanding shares of common stock of the Corporation (the "Requisite Percentage"), subject to and in compliance with this Section 6 and all other applicable sections of these Bylaws.

For purposes of this Section 6, the term "Own" shall have the meaning ascribed to such term in Subsection (e) of Section 10 of this Article I, provided that a record holder or a beneficial owner shall not be deemed to "Own" any loaned shares that have not been recalled as of the date that the Special Meeting Request is delivered to or mailed to and received at the principal executive offices of the Corporation in accordance with this Section 6. Whether outstanding shares of common stock are "Owned" for these purposes shall be decided by the Board of Directors in its reasonable determination.

(b) A Special Meeting Request must be delivered to or mailed to and received at the principal executive offices of the Corporation. To be valid and in proper written form, a Special Meeting Request must be signed and dated by each stockholder of record submitting the Special Meeting Request and by each of the beneficial owners, if any, on whose behalf the Special Meeting Request is being made (each such record owner and beneficial owner, a "Requesting Stockholder"), and shall comply with, and shall include and set forth, the following:

(i) a brief description of the specific purpose or purposes of the Stockholder Requested Special Meeting, the matters proposed to be acted on at the Stockholder Requested Special Meeting, the text of any proposal or business to be considered at the Stockholder Requested Special Meeting (including the text of any resolutions proposed for consideration and in the event that such business includes a proposal to amend the Bylaws of the Corporation, the language of the proposed amendment), the reasons for conducting such business at the Stockholder Requested Special Meeting and any material interest in such business of each Proposing Person (as defined in Section 2(f) of this Article I),

(ii) the name and record address of each Proposing Person,

(iii) the class or series and number of shares of capital stock of the Corporation which are owned beneficially or of record by each Proposing Person (with evidence of such ownership attached),

(iv) any Disclosable Interest (as defined in Section 2(f) of this Article I) of any Proposing Person,

(v) an agreement by each Requesting Stockholder to notify the Corporation promptly in the event of any decrease in the number of shares Owned by the Requesting Stockholder following the delivery of such Special Meeting Request and prior to the Stockholder Requested Special Meeting and an acknowledgment that any such decrease shall be deemed to be a revocation of such Special Meeting Request to the extent of such reduction,

(vi) in the case of any director nominations proposed to be presented at such Stockholder Requested Special Meeting, the information, representations and other documents required by Subsection (f) of Section 2 of this Article I,

(vii) in the case of any matter (other than a director nomination) proposed to be conducted at such Stockholder Requested Special Meeting, the information and representations required by Subsection (d) of Section 9 of this Article I, and

(viii) documentary evidence that the Requesting Stockholders own the Requisite Percentage as of the date on which the Special Meeting Request is delivered to the secretary; provided, however, that if the stockholder(s) of record submitting the Special Meeting Request are not the beneficial owners of the shares representing the Requisite Percentage, then to be valid, the Special Meeting Request must also include documentary evidence (or, if not simultaneously provided with the Special Meeting Request, such documentary evidence must be delivered to the secretary within ten (10) days after the date on which the Special Meeting Request is delivered to the secretary) that the beneficial owners on whose behalf the Special Meeting Request is made beneficially own the Requisite Percentage as of the date on which such Special Meeting Request is delivered to the secretary.

In addition, each Requesting Stockholder shall promptly provide any other information reasonably requested by the Corporation.

(c) In determining whether a Stockholder Requested Special Meeting has been properly requested by stockholders holding in the aggregate at least the Requisite Percentage, multiple Special Meeting Requests delivered to the secretary will be considered together only if (i) each Special Meeting Request identifies substantially the same purpose or purposes of the Stockholder Requested Special Meeting and substantially the same matters proposed to be acted on at such meeting (in each case, as determined in good faith by the Board), and (ii) such Special Meeting Requests have been delivered to the secretary within sixty (60) days of the earliest dated Special Meeting Request.

(d) The Corporation will provide the Requesting Stockholders with notice of the record date for the determination of stockholders entitled to vote at the Stockholder Requested Special Meeting. Each Requesting Stockholder is required to update the notice delivered pursuant to Subsection (b) of this Section 6 not later than ten (10) business days after such record date to provide any material changes in the foregoing information as of such record date and, with respect to the information required under Subsection (b)(viii) of this Section 6, also as of a date not more than five (5) business days before the scheduled date of the Stockholder Requested Special Meeting as to which the Special Meeting Request relates.

(e) Any Requesting Stockholder may revoke a Special Meeting Request by written revocation delivered to the secretary at the principal executive offices of the Corporation at any time prior to the date of the Stockholder Requested Special Meeting. If, following such revocation (or deemed revocation pursuant to Subsection (b)(v) of this Section 6), there are unrevoked requests from Requesting Stockholders holding, in the aggregate, less than the Requisite Percentage, the Board of Directors, in its discretion, may cancel the Stockholder Requested Special Meeting.

(f) A Special Meeting Request shall not be valid, and the secretary shall not be required to call a Special Meeting Request if (i) the Special Meeting Request does not comply with these Bylaws, (ii) the Special Meeting Request relates to an item of business that is not a proper subject for stockholder action under applicable law, (iii) the Special Meeting Request was made in a manner that involved a violation of Regulation 14A under the Exchange Act, or other applicable law, (iv) the Special Meeting Request is delivered during the period commencing ninety (90) days prior to the first anniversary of the date of the immediately preceding annual meeting of stockholders and ending on the date of the final adjournment of the next annual meeting of stockholders or (v) the Board of Directors has called or calls an annual or special meeting of stockholders (in lieu of calling the Stockholder Requested Special Meeting) for a date within ninety (90) days of the receipt by the Corporation of a Special Meeting Request and the Board of Directors determines in good faith that the business of such meeting includes (among any other matters properly brought before the meeting) an identical or substantially similar item (as determined in good faith by the Board of Directors) to that included in the Special Meeting Request. The Board shall determine in good faith whether all requirements set forth in this Section 6 have been satisfied and such determination shall be binding on the Corporation and its stockholders.

(g) If a valid Special Meeting Request has been made, the Stockholder Requested Special Meeting shall be held at such date, time and place as may be fixed by the Board in accordance with these Bylaws and in compliance with applicable law. In fixing a date and time for any Stockholder Requested Special Meeting, the Board may consider such factors as it deems relevant within the good faith exercise of business judgment, including, without limitation, the nature of the matters to be considered, the facts and circumstances surrounding any request for the special meeting and any plan of the Board to call an annual meeting or a special meeting.

(h) Business transacted at any Stockholder Requested Special Meeting shall be limited to (i) the purpose(s) stated in the valid Special Meeting Request(s) received from the Requisite Percentage of record holders and (ii) any additional matters the Board of Directors determines to submit to a vote of the stockholders at such Stockholder Requested Special Meeting. Except as otherwise provided by law, the Certificate of Incorporation or these Bylaws, the chairman of the Stockholder Requested Special Meeting shall have the power and authority to determine whether any business proposed to be brought before the Stockholder Requested Special Meeting was proposed in accordance with the foregoing procedures. If the chairman of the Stockholder Requested Special Meeting determines that business was not properly brought before the special meeting in accordance with the foregoing procedures, the chairman shall declare to the meeting that the business was not properly brought before the meeting and such business shall not be transacted. Further, notwithstanding the foregoing provisions of this Section 6, unless otherwise required by law, if none of the Requesting Stockholders (or a qualified representative of such stockholder) appears at the Stockholder Requested Special Meeting to present the matters to be presented for consideration that were specified in the Special Meeting Request, the Corporation need not present such matters for a vote at such meeting, notwithstanding that proxies in respect of such vote may have been received by the Corporation.

(i) The determination of whether shares of capital stock of the Corporation are owned beneficially under this Section 6 shall be made in the same manner applicable to proposals submitted pursuant to Rule 14a-8 of the Exchange Act, or any successor provisions thereto.

**SECTION 7**. **NOTICE OF STOCKHOLDERS' MEETINGS**. Written or printed notice stating the time and place, if any, of regular or special meetings of the stockholders, the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, and the general nature of the business to be considered shall be prepared and delivered, either personally or by mail, by the secretary, or such other officer as the Board of Directors may designate, to each stockholder entitled to vote thereat at his or her address as it appears on the records of the Corporation as of the record date of the meeting, at least ten (10) days but not more than sixty (60) days before the date of such meeting. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail, postage prepaid, addressed to the stockholder at such stockholder's address as it appears on the stock transfer books of the Corporation. Stockholders not entitled to vote shall not be entitled to receive notice of any meetings except as otherwise provided by statute.

Without limiting the foregoing, any notice to stockholders given by the Corporation pursuant to this Section 7 shall be effective if given by a form of electronic transmission consented to by the stockholder to whom the notice is given. Any such consent shall be revocable by the stockholder by written notice to the Corporation and shall also be deemed revoked if (i) the Corporation is unable to deliver by electronic transmission two consecutive notices given by the Corporation in accordance with such consent and (ii) such inability becomes known to the secretary or assistant secretary of the Corporation, the transfer agent or other person responsible for the giving of notice; provided, however, the inadvertent failure to treat such inability as a revocation shall not invalidate any meeting or other action. Notice given by a form of electronic transmission in accordance with these Bylaws shall be deemed given: (i) if by facsimile telecommunication, when directed to a number at which the stockholder has consented to receive notice; (ii) if by electronic mail, when directed to an electronic mail address at which the stockholder has consented to receive notice; (iii) if by a posting on an electronic network, together with separate notice to the stockholder of such specific posting, upon the later of such posting and the giving of such separate notice; and (iv) if by another form of electronic transmission, when directed to the stockholder.

Any written waiver of notice, signed by the stockholder entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to notice. Attendance of a stockholder at a meeting shall constitute a waiver of notice of such meeting, except when the stockholder attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders need be specified in any written waiver of notice.

For purposes of these Bylaws, "electronic transmission" means any form of communication, not directly involving the physical transmission of paper, that creates a record that may be retained, retrieved and reviewed by a recipient thereof, and that may be directly reproduced in paper form by such a recipient through an automated process.

**SECTION 8. CONDUCT OF THE MEETINGS.**

The Board may adopt by resolution such rules and regulations for the conduct of the meeting of stockholders as it shall deem appropriate. Except to the extent inconsistent with such rules and regulations as adopted by the Board, the chairman of the meeting shall have the right and authority to convene and (for any or no reason) to recess or adjourn the meeting, to prescribe such rules, regulations or procedures and to do all such acts as, in the judgment of the chairman, are appropriate for the proper conduct of the meeting. Such rules, regulations or procedures, whether adopted by the Board or the chairman of the meeting, may include, without limitation, the following: (i) the establishment of an agenda or order of business for the meeting; (ii) rules and procedures for maintaining order at the meeting and the safety of those present, (iii) limitations on attendance at or participation in the meeting to stockholders entitled to vote at the meeting, or their duly authorized and constituted proxies or such other persons as the chairman of the meeting shall determine; (iv) restrictions on entry to the meeting after the time fixed for the commencement thereof; and (v) limitations on the time allotted to questions or comments by participants. The chairman of the meeting shall conduct such meeting in a business-like and fair manner, but shall not be obligated to follow any technical, formal, or parliamentary rules or principles of procedure, unless and to the extent determined otherwise by the Board.

**SECTION 9. ANNUAL MEETINGS.**

(a) No business may be transacted at an annual meeting of stockholders, other than business that is either (i) specified in the notice of meeting (or any supplement thereto) given by or at the direction of the Board of Directors (or any duly authorized committee thereof), (ii) otherwise properly brought before the annual meeting by or at the direction of the Board of Directors (or any duly authorized committee thereof) or (iii) otherwise properly brought before the annual meeting by any stockholder of the Corporation (A) who is a stockholder of record or beneficial owner on the date of the giving of the notice provided for in this Section 9, on the record date for the determination of stockholders entitled to vote at such annual meeting and at the time of the annual meeting and (B) who complies with the notice procedures set forth in this Section 9 (and, in the case of nominations of directors, the requirements of Section 2 of this Article II).

(b) In addition to any other applicable requirements, for business to be properly brought before an annual meeting by a stockholder, such stockholder must have given timely notice thereof in proper written form to the secretary of the Corporation, which notice is not withdrawn by such stockholder at or prior to such annual meeting, and such business must otherwise be a proper matter for stockholder action.

(c) To be timely, such stockholder's notice to the secretary must be delivered to or mailed and received at the principal executive offices of the Corporation not less than ninety (90) days nor more than one hundred twenty (120) days prior to the anniversary date of the immediately preceding annual meeting of stockholders; provided, however, that in the event that the annual meeting is called for a date that is not within twenty-five (25) days before or after such anniversary date, notice by the stockholder in order to be timely must be so received not later than the close of business on the tenth (10th) day following the day on which such notice of the date of the annual meeting was mailed or such public disclosure of the date of the annual meeting was made, whichever occurs first. In no event shall the public announcement of an adjournment or postponement of an annual meeting of stockholders commence a new time period (or extend any time period) for the giving of a stockholder's notice as described above.

(d) To be in proper written form, a stockholder's notice to the secretary must set forth as to each matter such stockholder proposes to bring before the annual meeting or special meeting, as applicable:

(i) a brief description of the business desired to be brought before the meeting (including the text of any resolutions proposed for consideration and in the event that such business includes a proposal to amend the Bylaws of the Corporation, the language of the proposed amendment) and the reasons for conducting such business at the meeting,

(ii) the name and record address of each Proposing Person (as defined in Section 2(f) of this Article I),

(iii) the class or series and number of shares of capital stock of the Corporation which are owned beneficially or of record by each Proposing Person,

(iv) any Disclosable Interest (as defined in Section 2(f) of this Article I) of any Proposing Person,

(v) a description of all arrangements, agreements or understandings between any Proposing Person and any other person or persons (including their names) in connection with the proposal of such business by such stockholder and any material interest of any Proposing Person in such business,

(vi) a representation that such stockholder intends to appear in person or by proxy at the meeting to bring such business before the meeting,

(vii) a representation that such stockholder will update the information contained in the notice as of the record date of the meeting, by written notice to the Corporation not later than ten (10) days after the record date for the meeting,

(viii) a representation as to whether any Proposing Person intends to deliver a proxy statement or form of proxy to holders of at least the percentage of the Corporation's outstanding shares required to approve the proposal or otherwise to solicit proxies from stockholders in support of the proposal, and

(ix) any other information relating to any Proposing Person that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for the proposal pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder, or any successor provisions thereto.

The foregoing notice requirements of this Section 9 shall be deemed satisfied by a stockholder with respect to business other than a nomination if the stockholder has notified the Corporation of his, her or its intention to present a proposal at an annual meeting in compliance with applicable rules and regulations promulgated under the Exchange Act and such stockholder's proposal has been included in a proxy statement that has been prepared by the Corporation to solicit proxies for such annual meeting.

(e) No business shall be conducted at the annual meeting of stockholders except business brought before the annual meeting in accordance with the procedures set forth in this Section 9. Except as otherwise provided by law, the Certificate of Incorporation or these Bylaws, the chairman of the annual meeting shall have the power and authority to determine whether any business proposed to be brought before the annual meeting was proposed in accordance with the foregoing procedures. If the chairman of the annual meeting determines that business was not properly brought before the annual meeting in accordance with the foregoing procedures, the chairman shall declare to the meeting that the business was not properly brought before the meeting and such business shall not be transacted. Further, notwithstanding the foregoing provisions of this Section 9, unless otherwise required by law, if a stockholder (or a qualified representative of the stockholder) does not appear at the annual meeting of stockholders of the Corporation to present the proposed business, such proposed business shall not be transacted, notwithstanding that proxies in respect of such vote may have been received by the Corporation.

(f) The determination of whether shares of capital stock of the Corporation are owned beneficially under this Section 9 shall be made in the same manner applicable to proposals submitted pursuant to Rule 14a-8 of the Exchange Act, or any successor provisions thereto.

**SECTION 10. PROXY ACCESS FOR DIRECTOR NOMINATIONS.**

(a) Whenever the Board of Directors solicits proxies with respect to the election of directors at an annual meeting of stockholders (following the 2016 annual meeting of stockholders), subject to the provisions of this Section 10, the Corporation shall include in its proxy statement for such annual meeting, in addition to any persons nominated for election by or at the direction of the Board of Directors (or any duly authorized committee thereof), the name, together with the Required Information (as defined below), of any person nominated for election to the Board by an Eligible Stockholder pursuant to and in accordance with this Section 10 (a “Stockholder Nominee”). For purposes of this Section 10, the “Required Information” that the Corporation will include in its proxy statement is (i) the information provided to the secretary of the Corporation concerning the Stockholder Nominee and the Eligible Stockholder that is required to be disclosed in the Corporation’s proxy statement pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder, or any successor provisions thereto, and (ii) if the Eligible Stockholder so elects, a Supporting Statement (as defined in Subsection (h) of this Section 10). For the avoidance of doubt, nothing in this Section 10 shall limit the Corporation’s ability to solicit against any Stockholder Nominee or include in its proxy materials the Corporation’s own statements or other information relating to any Eligible Stockholder or Stockholder Nominee, including any information provided to the Corporation pursuant to this Section 10. Subject to the provisions of this Section 10, the name of any Stockholder Nominee included in the Corporation’s proxy statement for an annual meeting of stockholders shall also be set forth on the form of proxy distributed by the Corporation in connection with such annual meeting.

(b) In addition to any other applicable requirements, for a nomination to be made by an Eligible Stockholder pursuant to this Section 10, the Eligible Stockholder must have given timely notice thereof (a “Notice of Proxy Access Nomination”) in proper written form to the secretary of the Corporation and must expressly request in the Notice of Proxy Access Nomination to have such nominee included in the Corporation’s proxy materials pursuant to this Section 10. To be timely, the Notice of Proxy Access Nomination must be delivered to or mailed and received at the principal executive offices of the Corporation not less than one-hundred twenty (120) days nor more than one-hundred fifty (150) days prior to the anniversary of the date that the Corporation first distributed its proxy statement to stockholders for the immediately preceding annual meeting of stockholders. In no event shall the public announcement of an adjournment or postponement of an annual meeting of stockholders commence a new time period (or extend any time period) for the giving of a Notice of Proxy Access Nomination pursuant to this Section 10.

(c) The maximum number of Stockholder Nominees nominated by all Eligible Stockholders that will be included in the Corporation's proxy materials with respect to an annual meeting of stockholders shall not exceed the greater of (i) two or (ii) 20% of the number of directors in office as of the last day on which a Notice of Proxy Access Nomination may be delivered pursuant to and in accordance with this Section 10 (the "Final Proxy Access Nomination Date") or, if such amount is not a whole number, the closest whole number below 20% (such number, as it may be adjusted pursuant to this Subsection (c), the "Permitted Number"). In the event that one or more vacancies for any reason occurs on the Board of Directors after the Final Proxy Access Nomination Date but before the date of the annual meeting and the Board of Directors resolves to reduce the size of the Board in connection therewith, the Permitted Number shall be calculated based on the number of directors in office as so reduced. In addition, the Permitted Number shall be reduced by (i) the number of individuals who will be included in the Corporation's proxy materials as nominees recommended by the Board of Directors pursuant to an agreement, arrangement or other understanding with a stockholder or group of stockholders (other than any such agreement, arrangement or understanding entered into in connection with an acquisition of stock from the Corporation by such stockholder or group of stockholders) and (ii) the number of directors in office as of the Final Proxy Access Nomination Date who were included in the Corporation's proxy materials as Stockholder Nominees for any of the two preceding annual meetings of stockholders (including any persons counted as Stockholder Nominees pursuant to the immediately succeeding sentence) and whom the Board of Directors decides to nominate for re-election to the Board.

For purposes of determining when the Permitted Number has been reached, any individual nominated by an Eligible Stockholder for inclusion in the Corporation's proxy materials pursuant to this Section 10 whose nomination is subsequently withdrawn or whom the Board of Directors decides to nominate for election to the Board shall be counted as one of the Stockholder Nominees. Any Eligible Stockholder submitting more than one Stockholder Nominee for inclusion in the Corporation's proxy materials pursuant to this Section 10 shall rank such Stockholder Nominees based on the order in which the Eligible Stockholder desires such Stockholder Nominees to be selected for inclusion in the Corporation's proxy materials in the event that the total number of Stockholder Nominees submitted by Eligible Stockholders pursuant to this Section 10 exceeds the Permitted Number.

In the event that the number of Stockholder Nominees submitted by Eligible Stockholders pursuant to this Section 10 exceeds the Permitted Number, the highest ranking Stockholder Nominee who meets the requirements of this Section 10 from each Eligible Stockholder will be selected for inclusion in the Corporation's proxy materials until the Permitted Number is reached, going in order of the amount (largest to smallest) of shares of common stock of the Corporation each Eligible Stockholder disclosed as Owned in its Notice of Proxy Access Nomination. If the Permitted Number is not reached after the highest ranking Stockholder Nominee who meets the requirements of this Section 10 from each Eligible Stockholder has been selected, then the next highest ranking Stockholder Nominee who meets the requirements of this Section 10 from each Eligible Stockholder will be selected for inclusion in the Corporation's proxy materials, and this process will continue as many times as necessary, following the same order each time, until the Permitted Number is reached.

Notwithstanding anything to the contrary contained in this Section 10, the Corporation shall not be required to include any Stockholder Nominees in its proxy materials pursuant to this Section 10 for any meeting of stockholders for which the secretary of the Corporation receives a notice (whether or not subsequently withdrawn) that a stockholder intends to nominate one or more persons for election to the Board of Directors pursuant to the advance notice requirements for stockholder nominees set forth in Section 2 of this Article I.

(d) An "Eligible Stockholder" is a stockholder or group of no more than thirty (30) stockholders (counting as one stockholder, for this purpose, any two or more funds that are part of the same Qualifying Fund Group (as defined below)) that (i) has Owned (as defined in Subsection (e) of this Section 10) continuously for at least three years (the "Minimum Holding Period") a number of shares of common stock of the Corporation that represents at least three percent of the outstanding shares of common stock of the Corporation as of the date the Notice of Proxy Access Nomination is delivered to or mailed and received at the principal executive offices of the Corporation in accordance with this Section 10 (the "Required Shares"), (ii) continues to Own the Required Shares through the date of the annual meeting and (iii) meets all other requirements of this Section 10. A "Qualifying Fund Group" means two or more funds that are (A) under common management and investment control, (B) under common management and funded primarily by the same employer or (C) a "group of investment companies" as such term is defined in Section 12(d)(1)(G)(ii) of the Investment Company Act of 1940, as amended (or any successor provisions thereto). Whenever the Eligible Stockholder consists of a group of stockholders (including a group of funds that are part of the same Qualifying Fund Group), (1) each provision in this Section 10 that requires the Eligible Stockholder to provide any written statements, representations, undertakings, agreements or other instruments or to meet any other conditions shall be deemed to require each stockholder (including each individual fund) that is a member of such group to provide such statements, representations, undertakings, agreements or other instruments and to meet such other conditions (except that the members of such group may aggregate the shares that each member has Owned continuously for the Minimum Holding Period in order to meet the three percent Ownership requirement of the "Required Shares" definition) and (2) a breach of any obligation, agreement or representation under this Section 10 by any member of such group shall be deemed a breach by the Eligible Stockholder. No stockholder may be a member of more than one group of stockholders constituting an Eligible Stockholder with respect to any annual meeting.

(e) For purposes of this Section 10, a stockholder shall be deemed to "Own" only those outstanding shares of common stock of the Corporation as to which the stockholder possesses both (i) the full voting and investment rights pertaining to the shares and (ii) the full economic interest in (including the opportunity for profit from and risk of loss on) such shares; provided that the number of shares calculated in accordance with clauses (i) and (ii) shall not include any shares (A) sold by such stockholder or any of its affiliates in any transaction that has not been settled or closed, (B) borrowed by such stockholder or any of its affiliates for any purposes or purchased by such stockholder or any of its affiliates pursuant to an agreement to resell, or (C) subject to any option, warrant, forward contract, swap, contract of sale, or other derivative or similar instrument or agreement entered into by such stockholder or any of its affiliates, whether any such instrument or agreement is to be settled with shares or with cash based on the notional amount or value of shares of outstanding common stock of the Corporation, in any such case which instrument or agreement has, or is intended to have, the purpose or effect of (1) reducing in any manner, to any extent or at any time in the future, such stockholder's or its affiliates' full right to vote or direct the voting of any such shares or (2) hedging, offsetting or altering to any degree any gain or loss realized or realizable from maintaining the full economic ownership of such shares by such stockholder or affiliate.

A stockholder shall "Own" shares held in the name of a nominee or other intermediary so long as the stockholder retains the right to instruct how the shares are voted with respect to the election of directors and possesses the full economic interest in the shares. A stockholder's Ownership of shares shall be deemed to continue during any period in which (i) the stockholder has loaned such shares, provided that the stockholder has the power to recall such loaned shares on five business days' notice and includes in the Notice of Proxy Access Nomination an agreement that it (A) will promptly recall such loaned shares upon being notified that any of its Stockholder Nominees will be included in the Corporation's proxy materials and (B) will continue to hold such recalled shares through the date of the annual meeting or (ii) the stockholder has delegated any voting power by means of a proxy, power of attorney or other instrument or arrangement which is revocable at any time by the stockholder. The terms "Owned," "Owning" and other variations of the word "Own" shall have correlative meanings. Whether outstanding shares of common stock of the Corporation are "Owned" for these purposes shall be decided by the Board of Directors in its reasonable determination.

(f) To be in proper written form, the Notice of Proxy Access Nomination must set forth or be accompanied by the following:

(i) a statement by the Eligible Stockholder setting forth and certifying as to the number of shares it Owns and has Owned continuously for the Minimum Holding Period,

(ii) one or more written statements from the record holder of the Required Shares (and from each intermediary through which the Required Shares are or have been held during the Minimum Holding Period) verifying that, as of a date within seven calendar days prior to the date the Notice of Proxy Access Nomination is delivered to or mailed and received at the principal executive offices of the Corporation, the Eligible Stockholder Owns, and has Owned continuously for the Minimum Holding Period, the Required Shares, and the Eligible Stockholder's agreement to provide, within ten (10) days following the record date for the annual meeting, one or more written statements from the record holder and such intermediaries verifying the Eligible Stockholder's continuous Ownership of the Required Shares through the record date,

(iii) a copy of the Schedule 14N that has been or is concurrently being filed with the Securities and Exchange Commission as required by Rule 14a-18 under the Exchange Act (or any successor provisions thereto),

(iv) the information, representations and other documents required by Subsection (f) of Section 2 of this Article I,

(v) a representation that the Eligible Stockholder (A) will continue to hold the Required Shares through the date of the annual meeting, (B) acquired the Required Shares in the ordinary course of business and not with the intent to change or influence control of the Corporation, and does not presently have such intent, (C) has not nominated and will not nominate for election to the Board of Directors at the annual meeting any person other than the Stockholder Nominee(s) it is nominating pursuant to this Section 10, (D) has not engaged and will not engage in, and has not and will not be a “participant” in another person’s, “solicitation” within the meaning of Rule 14a-1(l) under the Exchange Act (or any successor provisions thereto) in support of the election of any individual as a director at the annual meeting other than its Stockholder Nominee(s) or a nominee of the Board of Directors, (E) has not distributed and will not distribute to any stockholder of the Corporation any form of proxy for the annual meeting other than the form distributed by the Corporation, (F) has complied and will comply with all laws and regulations applicable to solicitations and the use, if any, of soliciting material in connection with the annual meeting and (G) has provided and will provide facts, statements and other information in all communications with the Corporation and its stockholders that are or will be true and correct in all material respects and do not and will not omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading,

(vi) an undertaking that the Eligible Stockholder agrees to (A) assume all liability stemming from any legal or regulatory violation arising out of the Eligible Stockholder’s communications with the stockholders of the Corporation or out of the information that the Eligible Stockholder provided to the Corporation, (B) indemnify and hold harmless the Corporation and each of its directors, officers and employees individually against any liability, loss or damages in connection with any threatened or pending action, suit or proceeding, whether legal, administrative or investigative, against the Corporation or any of its directors, officers or employees arising out of any nomination submitted by the Eligible Stockholder pursuant to this Section 10 or any solicitation or other activity in connection therewith and (C) file with the Securities and Exchange Commission any solicitation or other communication with the stockholders of the Corporation relating to the meeting at which its Stockholder Nominee(s) will be nominated, regardless of whether any such filing is required under Regulation 14A of the Exchange Act or whether any exemption from filing is available for such solicitation or other communication under Regulation 14A of the Exchange Act (or any successor provisions thereto),

(vii) in the case of a nomination by an Eligible Stockholder consisting of a group of stockholders, the designation by all group members of one member of the group that is authorized to receive communications, notices and inquiries from the Corporation and to act on behalf of all members of the group with respect to all matters relating to the nomination under this Section 10 (including withdrawal of the nomination), and

(viii) in the case of a nomination by an Eligible Stockholder consisting of a group of stockholders in which two or more funds are intended to be treated as one stockholder for purposes of qualifying as an Eligible Stockholder, documentation reasonably satisfactory to the Corporation that demonstrates that the funds are part of the same Qualifying Fund Group.

(g) In addition to the information required or requested pursuant to Subsection (f) of this Section 10 or any other provision of these Bylaws, the Corporation may require the Eligible Stockholder to furnish any other information that may reasonably be requested by the Corporation to verify the Eligible Stockholder’s continuous Ownership of the Required Shares for the Minimum Holding Period and through the date of the annual meeting.

(h) The Eligible Stockholder may, at its option, provide to the secretary of the Corporation, at the time the Notice of Proxy Access Nomination is provided, a written statement, not to exceed 500 words, in support of its Stockholder Nominee(s)' candidacy (a "Supporting Statement"). Only one Supporting Statement may be submitted by an Eligible Stockholder (including any group of stockholders together constituting an Eligible Stockholder) in support of its Stockholder Nominee(s). Notwithstanding anything to the contrary contained in this Section 10, the Corporation may omit from its proxy materials any information or Supporting Statement (or portion thereof) that it, in good faith, believes would violate any applicable law, rule or regulation.

(i) In the event that any information or communications provided by an Eligible Stockholder or a Stockholder Nominee to the Corporation or its stockholders ceases to be true and correct in all material respects or omits to state a material fact necessary to make the statements made, in light of the circumstances under which they were made, not misleading, such Eligible Stockholder or Stockholder Nominee, as the case may be, shall promptly notify the secretary of the Corporation of any such defect and of the information that is required to correct any such defect. Without limiting the forgoing, an Eligible Stockholder shall (i) provide immediate notice to the Corporation if the Eligible Stockholder ceases to Own any of the Required Shares prior to the date of the annual meeting and (ii) update the information contained in its Notice of Proxy Access Nomination, if necessary, so that all such information is true an correct in all respects as of the record date for the meeting, in accordance with the representation delivered with its Notice of Proxy Access Nomination. For the avoidance of doubt, no notification, update or supplement provided pursuant to this Subsection (i) or otherwise shall be deemed to cure any defect in any previously provided information or communications or limit the remedies available to the Corporation relating to any such defect (including the right to omit a Stockholder Nominee from its proxy materials pursuant to this Section 10).

(j) Notwithstanding anything to the contrary contained in this Section 10, the Corporation shall not be required to include in its proxy materials, pursuant to this Section 10, any Stockholder Nominee (i) who would not be an independent director under the Independence Standards, (ii) whose election as a member of the Board of Directors would cause the Corporation to be in violation of these Bylaws, the Certificate of Incorporation, the rules and listing standards of the securities exchanges upon which the stock of the Corporation is listed or traded, or any applicable law, rule or regulation, (iii) who is or has been, within the past three years, an officer or director of a competitor, as defined in Section 8 of the Clayton Antitrust Act of 1914 (or any successor provisions thereto), (iv) who is a named subject of a pending criminal proceeding (excluding traffic violations and other minor offenses) or has been convicted in such a criminal proceeding within the past ten years, (v) who is subject to any order of the type specified in Rule 506(d) of Regulation D promulgated under the Securities Act of 1933, as amended (or any successor provisions thereto), or (vi) who shall have provided any information to the Corporation or its stockholders that was untrue in any material respect or that omitted to state a material fact necessary to make the statements made, in light of the circumstances in which they were made, not misleading.

(k) Notwithstanding anything to the contrary set forth herein, if (i) a Stockholder Nominee or the applicable Eligible Stockholder breaches any of its agreements or representations or fails to comply with any of its obligations under this Section 10 or (ii) a Stockholder Nominee otherwise becomes ineligible for inclusion in the Corporation's proxy materials pursuant to this Section 10, or dies, becomes disabled or otherwise becomes ineligible or unavailable for election at the annual meeting, in each case as determined by the Board of Directors (or any duly authorized committee thereof) or the chairman of the annual meeting, (A) the Corporation may omit or, to the extent feasible, remove the information concerning such Stockholder Nominee and the related Supporting Statement from its proxy materials or otherwise communicate to its stockholders that such Stockholder Nominee will not be eligible for election at the annual meeting, (B) the Corporation shall not be required to include in its proxy materials any successor or replacement nominee proposed by the applicable Eligible Stockholder or any other Eligible Stockholder and (C) the chairman of the annual meeting shall declare to the meeting that the nomination was defective and such defective nomination shall be disregarded, notwithstanding that proxies in respect of such vote may have been received by the Corporation.

(l) Any Stockholder Nominee who is included in the Corporation's proxy materials for a particular annual meeting of stockholders but either (i) withdraws from or becomes ineligible or unavailable for election at the annual meeting, or (ii) does not receive at least twenty-five percent (25%) of the votes cast in favor of such Stockholder Nominee's election, will be ineligible to be a Stockholder Nominee pursuant to this Section 10 for the next two annual meetings of stockholders. For the avoidance of doubt, the immediately preceding sentence shall not prevent any stockholder from nominating any person to the Board of Directors pursuant to and in accordance with Section 2 of this Article I.

(m) This Section 10 provides the exclusive method for a stockholder to include nominees for election to the Board of Directors in the Corporation's proxy materials.

## ARTICLE II

## DIRECTORS

**SECTION 1. QUORUM.** One-half of the total number of directors (rounded upwards, if necessary, to the next whole number) shall constitute a quorum for the transaction of business at any meeting of the Board of Directors. If at any meeting of the Board of Directors there shall be less than a quorum present, a majority of those present may adjourn the meeting from time to time until a quorum is obtained, and no further notice thereof need be given other than by announcement at said meeting which shall be so adjourned. The Board of Directors, or any committee thereof, may also transact business without a meeting if all members of the Board of Directors or such committee, as the case may be, consent thereto in writing (which may be in counterparts) or by electronic transmission, and the written consent or consents or electronic transmission or transmissions are filed with the minutes of the proceedings of the Board of Directors or such committee. Such filing shall be made in paper form if the minutes of the Corporation are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.

The act of the majority of the directors present at any meeting at which a quorum is present shall be the act of the Board of Directors, unless otherwise provided by the laws of the State of Delaware, the Certificate of Incorporation or these Bylaws.

**SECTION 2. REGULAR MEETINGS.** A regular annual meeting of the Board of Directors shall be held, without call or notice, in connection with the annual meeting of stockholders, for the purpose of organizing the Board of Directors, electing officers and transacting any other business that may properly come before such meeting. Additional regular meetings of the Board of Directors may be held without call or notice at such times as shall be determined by the Board of Directors.

**SECTION 3.** **ELECTION OF OFFICERS.** At the first meeting or at any subsequent meeting called for the purpose, the directors shall elect a chairman of the board and chief executive officer as well as a secretary, and may elect a president, one or more executive vice presidents, one or more senior vice presidents, one or more group vice presidents, one or more corporate vice presidents, one or more vice presidents, a treasurer, and one or more assistant secretaries, who need not be directors. Each such officer shall hold office until the next annual election of officers, and until his or her successor is duly elected and qualified, or until such officer's earlier resignation, removal or death.

**SECTION 4.** **SPECIAL MEETINGS; HOW CALLED; NOTICE.** Special meetings of the Board of Directors may be called by the chairman of the board and chief executive officer, and shall be called by the chairman of the board and chief executive officer or the secretary on the written request of any two directors. Notice of each such meeting shall state the date, time and place, if any, of the meeting, and shall be delivered to each director either personally, by telephone or, if consented to by a director, electronic transmission, at least 24 hours before the time at which such meeting is to be held or mailed by first-class mail, postage prepaid, addressed to the director at his or her residence or usual place of business, at least four days before the day on which such meeting is to be held. Neither the business to be transacted at, nor the purpose of, any special meeting of the Board of Directors need be specified in the notice of such meeting, except for amendments to these Bylaws as provided under Article VII hereof. A meeting may be held at any time without notice if all of the directors are present and do not protest, prior to or at its commencement, the lack of notice or if those not present waive (in writing or by electronic transmission) notice of the meeting, either before or after such meeting.

**SECTION 5.** **PLACE OF MEETING.** The directors may hold their meetings and have one or more offices, and keep the books of the Corporation, outside the State of Delaware, at any office or offices of the Corporation, or at any place as they may from time to time determine.

**SECTION 6.** **TELEPHONIC MEETINGS.** Directors, or any committee of directors designated by the Board of Directors, may participate in a meeting of the Board of Directors or such committee by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting pursuant to this Section shall constitute presence in person at such meeting.

**SECTION 7.** **GENERAL POWERS OF DIRECTORS.** The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors, and subject to the restrictions imposed by law, by the Certificate of Incorporation or by these Bylaws, the Board of Directors may exercise all the powers of the Corporation, including any powers incidental thereto.

**SECTION 8.** **COMPENSATION OF DIRECTORS.** Directors shall not receive any stated salary for their services as directors, but the Board of Directors may by resolution authorize compensation together with expenses of attendance at meetings. Such compensation may take the form of cash, stock options or other compensation. Nothing herein contained shall be construed to preclude any director from serving the Corporation in any other capacity as an officer, agent or otherwise, and receiving compensation therefor.

## ARTICLE III

## COMMITTEES

The Board of Directors may in its discretion, by resolution passed by a majority of the whole Board, appoint one or more committees, each consisting of one or more of the directors of the Corporation, which committee shall have and may exercise such of the powers and authority of the Board of Directors in the management of the business and affairs of the Corporation as shall be conferred by the resolution appointing it, and which, in furtherance thereof, may authorize the seal of the Corporation to be affixed to all papers that may require it; but the power and authority of any such committee shall be subject to the provisions of Section 141(c) (or its successor provision) of the Delaware General Corporation Law and any other applicable statute.

The Board of Directors may designate one or more directors as alternate members of any such committee, who may replace any absent or disqualified member at any meeting of such committee. The Board of Directors shall have the power at any time to change the membership of or to dissolve any such committee. Any such committee may make such rules for the conduct of its business as it shall from time to time deem necessary or appropriate. Except as may be otherwise provided by resolution of the Board, one half of the total number of directors (rounded upwards, if necessary, to the next whole number), shall constitute a quorum.

Regular meetings of any committee may be held without call or notice at such time as determined by the committee. Notice of special meetings shall be given to each member of the committee in the manner provided for in Section 4 of Article II and such notice may be waived if all of the committee members are present and do not protest, prior to or at its commencement, the lack of notice or if those not present waive (in writing or by electronic transmission) notice of the meeting, either before or after such meeting.

## ARTICLE IV

## OFFICERS

**SECTION 1.** The officers of the Corporation shall be the chairman of the board and chief executive officer and the secretary, and may include a president, one or more executive vice presidents, one or more senior vice presidents, one or more group vice presidents, one or more corporate vice presidents, one or more vice presidents, a treasurer, one or more assistant secretaries and such other officers as may from time to time be elected or appointed by the Board of Directors. Any number of offices may be held by the same person.

**SECTION 2.** **CHAIRMAN OF THE BOARD AND CHIEF EXECUTIVE OFFICER.** The chairman of the board and chief executive officer shall be the chief executive officer of the Corporation and shall have the responsibility for the management of the Corporation and such other powers and duties as may be assigned to him or her from time to time by the Board of Directors. The chairman of the board and chief executive officer shall, when present, preside at all meetings of the stockholders and of the Board of Directors (other than meetings of the non-management or independent members of the Board). He or she shall act as liaison from and as spokesperson for the Board of Directors. He or she shall participate in long range planning for the Corporation. He or she may sign shares of the Corporation, any deeds, mortgages, bonds, contracts or other instruments which the Board of Directors has authorized to be executed, or which are in the ordinary course of business of the Corporation. He or she may vote, either in person or by proxy, all the shares of the capital stock of any company which the Corporation owns or is otherwise entitled to vote at any and all meetings of the stockholders of such company and shall have the power to accept or waive notice of such meetings. He or she shall in general perform all duties incident to the office and such other duties as shall be prescribed by the Board of Directors from time to time.

**SECTION 3.** **PRESIDENT.** The president shall have such duties and authority as the chairman of the board and chief executive officer may determine from time to time. In the absence or disability of the chairman of the board and chief executive officer, the president shall exercise all powers and discharge all of the duties of the chairman of the board and chief executive officer, including the general supervision and control of all the business and affairs of the Corporation. The president may sign any deeds, mortgages, bonds, contracts or other instruments which the Board of Directors has authorized to be executed or which are in the ordinary course of business of the Corporation. The president may vote, either in person or by proxy, all the shares of the capital stock of any company which the Corporation owns or is otherwise entitled to vote at any and all meetings of the stockholders of such company and shall have the power to accept or waive notice of such meetings.

**SECTION 4.** **VICE PRESIDENTS.** In the absence or disability of the chairman of the board and chief executive officer and the president, the functions of the chairman of the board and chief executive officer shall be performed by the executive vice president who was first elected to that office and who is not then absent or disabled, or, if none, the senior vice president who was first elected to that office and who is not then absent or disabled, or, if none, the group vice president who was first elected to that office and who is not then absent or disabled, or, if none, the corporate vice president who was first elected to that office and who is not then absent or disabled, or, if none, the vice president who was first elected to that office and who is not then absent or disabled. Each executive vice president, senior vice president, group vice president, corporate vice president and vice president shall have such powers and shall discharge such duties as may be assigned to him or her from time to time by the chairman of the board and chief executive officer or the president and may sign any deeds, mortgages, bonds, contracts or other instruments which the Board of Directors has authorized to be executed or which are in the ordinary course of business. Each executive vice president, senior vice president, group vice president, corporate vice president and vice president may vote, either in person or by proxy, all the shares of the capital stock of any company which the Corporation owns or is otherwise entitled to vote at any and all meetings of the stockholders of such company and shall have the power to accept or waive notice of such meetings.

**SECTION 5.** **SECRETARY.** The secretary shall give, or cause to be given, notice of all meetings of stockholders and directors, and all other notices required by law or by these Bylaws, and in the case of his or her absence or refusal or neglect so to do, any such notice may be given by any person thereunto directed by the chairman of the board and chief executive officer or the directors, upon whose requisition the meeting is called as provided in these Bylaws. The secretary shall record all the proceedings of the meetings of the stockholders and of the directors in a book to be kept for that purpose, and shall perform such other duties as may be assigned to him or her by the Board of Directors, the chairman of the board and chief executive officer, or the president. The secretary shall have the custody of the seal of the Corporation and shall affix the same to all instruments requiring it, when authorized by the Board of Directors, the chairman of the board and chief executive officer, or the president, and attest the same. The secretary shall have charge of the original stock books, transfer books and stock ledgers, and act as transfer agent in respect of the stock and the securities of the Corporation in the absence of designation by the Board of Directors of a corporate transfer agent, and shall perform all of the other duties incident to the office of secretary. The secretary may vote, either in person or by proxy, all the shares of the capital stock of any company which the Corporation owns or is otherwise entitled to vote at any and all meetings of the stockholders of such company and shall have the power to accept or waive notice of such meetings.

**SECTION 6.** **ASSISTANT SECRETARY.** Each assistant secretary shall have such powers and perform such duties as shall be assigned to him or her by the Board of Directors or delegated to him or her by the secretary, and in the absence or inability of the secretary to act, shall have the same general powers as the secretary. Each assistant secretary may vote, either in person or by proxy, all the shares of the capital stock of any company which the Corporation owns or is otherwise entitled to vote at any and all meetings of the stockholders of such company and shall have the power to accept or waive notice of such meetings.

**SECTION 7.** **TREASURER.** The treasurer shall perform such duties as shall be delegated to him or her by the Board of Directors, the chairman of the board and chief executive officer or the president.

## ARTICLE V

## RESIGNATIONS AND FILLING OF VACANCIES

**SECTION 1.** **RESIGNATIONS.** Any director, member of a committee or other officer may resign at any time. Such resignations shall be made in writing or by electronic transmission and shall take effect at the time specified therein and, if no time be specified, at the time of the receipt of such resignation by the chairman of the board and chief executive officer or secretary. The acceptance of the resignation shall not be necessary to make it effective.

**SECTION 2.** **FILLING OF VACANCIES.** If the office of any member of a committee or other officer becomes vacant, the vacancy may be filled only by the remaining directors in office, who, by a majority vote, may appoint any qualified person to fill such vacancy. Any vacancy on the Board of Directors, resulting from an increase in the number of directors or for any other reason, may be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director. A person appointed to fill a vacancy shall hold office for the unexpired term or until the next election of the class to which the director has been assigned, and until his or her successor shall be duly elected and qualified, subject to such director’s earlier death, resignation, disqualification or removal.

## ARTICLE VI

## CAPITAL STOCK

**SECTION 1.** **CERTIFICATES OF STOCK.** The shares of stock of the Corporation may be certificated or uncertificated, as provided under Delaware law. Certificates of stock, numbered and with the seal of the Corporation affixed, signed by the chairman of the board and chief executive officer, the president or any vice president, and the secretary or an assistant secretary or the treasurer, may be issued upon request to each stockholder certifying the number of shares owned by such stockholder in the Corporation. Any or all the signatures on these certificates may be facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if such person were such officer, transfer agent or registrar at the date of issue.

**SECTION 2. LOST, STOLEN OR DESTROYED CERTIFICATES.** A new certificate of stock may be issued in place of any certificate theretofore issued by the Corporation, alleged to have been lost, stolen or destroyed, and the directors may, in their discretion, require the owner of the lost, stolen or destroyed certificate, or such stockholder's legal representative, to give the Corporation a bond, in such sum as they may direct, sufficient to indemnify the Corporation against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate.

**SECTION 3. TRANSFER OF SHARES.** The shares of stock of the Corporation shall be transferable only upon its books by the holders thereof in person or by their duly authorized attorneys or legal representatives, and (i) in the case of certificated shares, upon the surrender of the old certificates to the Corporation by the delivery thereof to the person in charge of the stock and transfer books and ledgers, or to such other person as the directors may designate, by whom they shall be canceled, and new certificates shall thereupon be issued; or (ii) in the case of uncertificated shares, upon receipt of proper transfer instructions. A record shall be made of each transfer, and whenever a transfer shall be made for collateral security, and not absolutely, it shall be so expressed in the entry of the transfer.

**SECTION 4. DETERMINATION OF RECORD DATE.**

(a) In order that the Corporation may determine the stockholders entitled (i) to notice of or to vote at any meeting of stockholders or any adjournment thereof, (ii) to receive payment of any dividend or other distribution or allotment of any rights, (iii) to exercise any rights in respect of any change, conversion or exchange of stock or (iv) to take, receive or participate in any other lawful action, the Board of Directors may fix, in advance, a record date, which, in the case of action involving a meeting of stockholders, shall not be more than sixty (60) nor less than ten (10) days before the date of such meeting, and which shall not be more than sixty (60) days prior to any other action.

(b) If no record date is fixed:

(i) The record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held.

(ii) The record date for determining stockholders for any other purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

(c) A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

**SECTION 5. DIVIDENDS.** Subject to the applicable provisions of the Certificate of Incorporation, if any, and Delaware law, the directors may declare dividends upon the capital stock of the Corporation as and when they deem expedient.

## ARTICLE VII

## AMENDMENTS

The stockholders by the affirmative vote of a majority of the outstanding shares of capital stock of the Corporation entitled to vote in elections of directors of the Corporation considered as one class, or the directors by the affirmative vote of a majority of the directors present at any meeting at which a quorum is present, may amend or alter any of these Bylaws, provided the substance of the proposed amendment shall have been stated in the notice of the meeting. "Voting Stock" means the outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors of the Corporation.

## ARTICLE VIII

## MISCELLANEOUS PROVISIONS

**SECTION 1. CORPORATE SEAL.** The corporate seal of the Corporation shall be circular in form and shall contain the name of the Corporation, and the words "Corporate Seal, Delaware." Said seal may be used by causing it or a facsimile thereof to be impressed or affixed or reproduced or otherwise.

**SECTION 2. FISCAL YEAR.** The fiscal year of the Corporation shall be the calendar year.

**SECTION 3. REGISTERED OFFICE.** A registered office of the Corporation shall be established and maintained at the office of The Corporation Trust Company, in the City of Wilmington and County of New Castle, and such company shall be the registered agent of this Corporation in the State of Delaware.

**SECTION 4. BANK ACCOUNTS, CHECKS, DRAFTS, NOTES.** The Corporation shall maintain such bank accounts and checks upon such accounts shall be signed or countersigned by such officers as may be designated by resolution of the Board of Directors. Notes or other evidences of indebtedness issued in the name of the Corporation shall be signed by such officer or officers, agent or agents of the Corporation, and in such manner as shall from time to time be determined by resolution of the Board of Directors.

**SECTION 5. FORUM SELECTION.** Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation's stockholders, (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law, or (iv) any action asserting a claim governed by the internal affairs doctrine.  Any person or entity purchasing or otherwise acquiring or holding any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Section 5.